AB 2/28/06

06003400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 MADISON AVENUE - Suite 3505
(No. and Street)

New York — N.Y. — 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. STEWART CAHN 212-355-0297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti CPA PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue - Suite 325 Garden City N.Y. 11530
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, W STEWART CAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

2/23/06
Notary Public

HOWARD F. MANDELBAUM
Notary Public, State of New York
No. 02MA5019441
Qualified in Westchester County
Commission Expires October 25, ~~1995~~ 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2005

AND

INDEPENDENT AUDITORS' REPORT

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations and Accumulated Deficit	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
Independent Auditors' Report on Accompanying Information	7
Accompanying Information	
Schedule of Operating Expenses	8
Net Capital Computation	9
Statement of Changes in Stockholder's Equity	10
Statement of Changes in Liabilities Subordinated to Claims of Creditors	11

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

We have audited the accompanying balance sheet of CAHN CAPITAL CORP. as of December 31, 2005 and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAHN CAPITAL CORP. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Joseph Belletti CPA PC

Joseph Belletti CPA P.C.

Garden City, New York
February 2, 2006

CAHN CAPITAL CORP.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Current assets		
Cash	$11,341	
Tax refunds receivable	6,731	
Total current assets		$18,072
Property and equipment - at cost, less accumulated depreciation and amortization of $48,164		3,914
Other assets		
Security deposits		14,610
		$36,596

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Payroll taxes payable	$197	
Income taxes payable	100	
Total current liabilities		$297
Long-term liabilities		
Loans payable, officer, subordinated		30,000
Stockholder's equity		
Common stock, no par value		
Authorized: 200 shares		
Issued and outstanding: 20 shares	1,000	
Additional paid-in capital	31,350	
Accumulated deficit	(26,051)	
		6,299
		$36,596

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

YEAR ENDED DECEMBER 31, 2005

	Amount	Percent
Revenues		
Fee income	$355,649	
Other income	0	
	355,649	100.0
Operating expenses	391,650	110.1
Loss before income taxes	(36,001)	(10.1)
Income taxes	736	0.2
Net loss	(36,737)	(10.3)
Retained earnings, beginning of year	10,686	
Accumulated deficit, end of year	($26,051)	

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Operating activities	
Net loss	($36,737)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization	1,226
Changes in assets and liabilities	
Tax refunds receivable	(6,731)
Security deposits	1,000
Payroll taxes payable	(111)
Income taxes payable	(2,921)
Net cash used for operating activities	(44,275)
Investing activities	
Receipt of subordinated loan	30,000
Net decrease in cash	(14,275)
Cash, beginning of year	25,616
Cash, end of year	$11,341

Supplemental cash flows information	
Income taxes paid	$9,652

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company has elected S corporation status for Federal and New York State tax purposes. Under these elections, the Company's taxable income is reportable on the stockholder's individual income tax return, and the Company makes no provisions for Federal and New York State income taxes. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

2 - LOAN PAYABLE - SUBORDINATED

On March 14, 2005 President and 100% shareholder W. Stewart Cahn lent Cahn Capital Corp. $30,000. The loan is due on June 1, 2008 and bears interest at 4 percent per annum. W. Stewart Cahn has waived all interest through December 31, 2006.

The loan payable to W. Stewart Cahn was subordinated under NASD regulations effective March 15, 2005 which allows the loan to quailfy as equity capital for NASD statement purposes.

3 - LEASE COMMITMENT

The Company leases its office facilities under an operating lease expiring December 31, 2006. The lease requires additional rent payments based on increases in real estate taxes and certain operating expenses over base period amounts. Future minimum rent payments are approximately $55,000.

Rent expense expense for the year ended December 31, 2005 amounted to $70,114.

4 - SUBSEQUENT EVENT

On January 10, 2006 President and 100% shareholder W. Stewart Cahn made a loan to Cahn Capital Corp. in the amount of $20,000. The loan is non-interest bearing and matures on March 1, 2009.

The loan payable to W. Stewart Cahn was subordinated under NASD regulations effective January 30, 2006 which allows the loan to quailfy as equity capital for NASD statement purposes.

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 8 through 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Belletti CPA PC

Joseph Belletti CPA P.C.

Garden City, New York
February 2, 2006

CAHN CAPITAL CORP.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2005

Salaries and wages	$128,600
Payroll taxes and related expenses	9,720
Rent	70,114
Professional fees	3,600
Insurance	9,776
Travel	265
Telephone	5,256
Consulting fees	147,200
Advertising	3,742
Dues and subscriptions	1,675
Office expenses	3,236
Postage and delivery	691
Utilities	4,446
Maintenance and repairs	1,149
Depreciation and amortization	1,226
Miscellaneous	954
	$391,650

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2005

Total Ownership Equity		$6,299
Loans payable, subordinated		30,000
Total capital and allowable subordinated liabilities		36,299
Total Nonallowable Assets:		
Tax refunds receivable	$6,731	
Security deposits	14,610	
Property assets	3,914	
Total nonallowable assets		25,255
Net Capital Before Haircuts		11,044
Haircuts on Securities		0
Total Net Capital		11,044
Net Capital Requirement		5,000
Excess Net Capital		$6,044

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2005	$1,000	$31,350	$10,686	$43,036
Net loss			($36,737)	($36,737)
Balance December 31, 2005	$1,000	$31,350	($26,051)	$6,299

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2005

Subordinated debt, at January 1, 2005	$0
Subordinated loan from W. Stewart Cahn dated March 14, 2005 to mature June 1, 2008 Subordinated under NASD Regulations as of March 15, 2005	$30,000
Subordinated debt, at December 31, 2005	$30,000

See Independent Auditors' Report on Accompanying Information.

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

February 2, 2006

Independent Auditors' Report on Internal
Accounting Control Required by Securities
And Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of Cahn Capital Corp. ("Cahn") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Cahn including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cahn does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Cahn in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cahn is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Cahn has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Cahn's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Belletti CPA PC

Joseph Belletti CPA P.C.